Mail Stop 3561

November 9, 2007

Via Fax & U.S. Mail

Mr. Mark Tripp
Chief Financial Officer
7855 Haskell Avenue, Suite 200
Van Nuys, California 91406

> **Re:** **Easton-Bell Sports, Inc.**
> **Form 10-K for the year ended December 30, 2006**
> **Filed April 9, 2007**
> **File No. 333-123927**

Dear Mr. Tripp:

We have reviewed your response letter dated October 18, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2006

Note 2. Acquisitions

1. We note from your response to our prior comment 1 that Easton's customer base continues to be very stable and many of the customer relationships have continued since the 1970's and 1980's. However, we are still not clear as to why you believe that the existing customer relationships acquired in the Easton transaction will continue to provide benefits for the next <u>20</u> years. Please tell us how you determined that the relationships will continue for another 20 years, as opposed to a lesser amount. Your response should provide in further detail, the process or calculation used to arrive at a 20 year useful life. We may have further comment upon receipt of your response.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief